ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In November 1989, in an effort to improve the company's operating results and generate cash to pay maturing debt obligations, the company implemented a restructuring program involving the sale of certain marginal operations and facilities. The company was unable to complete the sale of all assets within the projected time frame and at values estimated in 1989. In addition, during the fourth quarter of 1990, the company was unable to secure short-term borrowing arrangements at acceptable terms and conditions following the November 1990 termination of its revolving-credit agreement and its agreement with financial institutions to sell trade receivables. Without such financing or other sources of cash, the company would probably have been in default under its long-term debt agreements in the first quarter of 1991. The company decided to seek reorganization under Chapter 11 of Title 11 of the United States Code ("Chapter 11") to achieve a long-term solution to its financial, litigation and business problems. On December 10, 1990 (the "petition date"), Lone Star Industries, Inc. together with certain of its subsidiaries (including two subsidiaries filing on December 21,
1990), filed voluntary petitions for reorganization under Chapter 11 in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court"), and began operating their respective businesses as debtors-in-possession. On February 17, 1994 the company's plan of reorganization, which had been approved overwhelmingly by the company's creditors and security holders, was confirmed without objection. The plan of reorganization became effective on April 14, 1994 (See Note 2).

In connection with its plan of reorganization, the company adopted fresh start reporting as of March 31, 1994 for accounting purposes. The results for the first quarter of 1994 include an expense of $133.9 million related to the adjustment of assets and liabilities to their respective March 31, 1994 fair values and an extraordinary gain of $127.5 million related to the discharge of prepetition liabilities.


Results of Operations

Net Sales

Consolidated net sales of $33.7 million were $1.2 million higher than the comparable prior year period reflecting higher shipments of cement and ready-mixed concrete, partially offset by lower sales of construction aggregates. Cement sales of $24.6 million were $2.4 million greater than the comparable prior year period reflecting increased domestic cement shipments particularly from the Cape Girardeau, Missouri cement plant due to stronger demand and higher average net realized cement selling prices at all locations. The favorable sales volume was partly offset by lower cement sales from the Nazareth, Pennsylvania cement plant
(subsequently transferred to the liquidating subsidiary) as shipments were adversely effected by severe winter weather conditions in the Northeast.

Sales of construction aggregates of $2.8 million were $2.2 million below the comparable prior year period. The reduction in shipments of construction aggregates reflects a slow start in construction activity caused by the prolonged and adverse winter weather conditions experienced in the Northeast this year. These adverse conditions extended into the month of March, which delayed the opening of customer asphalt and ready-mix concrete plants. Also contributing to the lower aggregate shipments was the shortage of available commercial freighters to transport construction aggregates from the company's Canadian operation to the Caribbean market.

Ready-mix concrete and concrete products sales were $6.1 million, $1.1 million above the comparable prior year period reflecting higher shipments of ready-mixed concrete, concrete block, and building materials due to increased business activity and higher average net realized selling prices.

The company's operations are seasonal and, consequently, the interim results are not necessarily indicative of the results to be expected for the full year.

Pre-tax income from joint ventures of $0.4 million for the first quarter of 1994 was $1.2 million below the comparable prior-year period due to the sale of the company's Brazilian investment in September, 1993 which contributed pre-tax joint venture earnings of $3.5 million in the first quarter of 1993. Results from the RMC LONESTAR partnership increased $2.7 million from the comparable prior year period due to higher shipments, the result of increased construction activity, favorable weather conditions, and lower per unit production costs associated with increased production volumes. Results from the Hawaiian Cement partnership decreased $0.4 million from the first quarter of 1993 reflecting lower shipments of cement, construction aggregates, and ready-mixed concrete as a result of a slowdown in the construction industry in Hawaii. Pre-tax income from the Kosmos Cement Company joint venture approximated the comparable prior year period's results.

Included in income in the first quarter of 1994 is an insurance settlement of $6.5 million from the company's primary carrier regarding indemnification pursuant to the railroad crosstie litigation. The settlement was offset against a claim in the bankruptcy of that carrier.

Cost of sales of $29.7 million for the first quarter of 1994 was $1.2 million higher than the comparable prior year period primarily due to higher cement and ready-mix costs reflecting higher shipments. This was partly offset by lower sales of construction aggregates and the delayed startup of production at the domestic construction aggregates plants.

Selling, general and administrative expenses of $9.8 million were $0.4 million lower than the comparable prior year period.

Reorganization items, related to the bankruptcy, of $147.3 million during the first quarter of 1994 were $144.7 million higher than the comparable prior-year period primarily reflecting fresh start reporting adjustments to fair value of fixed assets, and higher professional fee expenses and higher administrative costs associated with the emergence from Chapter 11.

Income tax expense of $0.2 million for the first quarter of  1994 was $1.7 million lower than the comparable prior-year period reflecting lower foreign taxes due to the sale of the Brazilian operation in September 1993.

The results of the first quarter of 1994 include an extraordinary gain of $127.5 million related to the discharge of prepetition liabilities (See Note 3).

In the first quarter of 1993, the company's partner in the Kosmos Cement Company partnership, which owns a 75% interest in the partnership (the company owns the remaining 25% interest), adopted Statement of Financial Accounting Standards No. 106, "Employers Accounting for Postretirment Benefits Other than Pensions" ("SFAS No. 106"). As a result, the company recognized a charge of $0.8 million representing its share of the partnership's cumulative effect of the change in accounting principle. There were no changes in accounting principles during the first quarter of 1994.

The net loss of $23.1 million for the first quarter of 1994 is $8.9 million greater than the comparable prior year period. Included in the first quarter 1994 results are reorganization expenses of $147.3 million relating to adjustments of assets and liabilities to their respective fair values, and increased professional fees and administrative costs associated with the company's reorganization. These reorganization expenses are partly offset by an extraordinary gain of $127.5 million due to the discharge of pre-petition liabilities and a $6.5 million insurance recovery relating to indemnification pursuant to the railroad crosstie litigation. The first quarter of 1993 results reflect pre-tax joint venture income of $3.5 million provided by the Brazilian subsidiary, which was sold in September 1993, and a charge for the cumulative effect of a change in accounting principle of $0.8 million. Excluding the pre-tax earnings from the Brazilian joint venture and the insurance recovery, pre-tax operating results for the first quarter of 1994 were $2.9 million better than the same prior year period. This increase reflects higher results from the cement and ready-mix operations and domestic joint ventures on higher shipments due to increased business activity and lower selling, general and administrative expenses. The increase was partly offset by decreased results from construction aggregates primarily reflecting lower shipments as a result of severe winter weather conditions.


Financial Condition

In accordance with the company's plan of reorganization which became effective on April 14, 1994, the company settled its prepetition claims through the disbursement of $200.5 million in cash and the issuance of senior notes in the principal amount of $78.0 million, asset proceed notes with a face value of $138.1 million and 12,000,000 shares of new common stock, of which 85% was distributed to the prepetition creditors.

Holders of preferred stock received their pro rata share of 10.5% of the new common stock and 1,250,000 warrants to purchase common stock. The holders of the company's old common stock received the balance of the new company's common stock and 2,753,333 warrants to purchase common stock. Both preferred stock issues and the old common stock were cancelled upon the effectivevess of the plan.

In addition, the company adopted fresh start reporting as of March 31, 1994, including adjustments for bankruptcy related cash transactions through the effective date to properly reflect the company's reorganization. Through the adoption of fresh start reporting the company has recorded its assets and liabilities at fair value on March 31, 1994 and as such, balance sheet comparisons are not meaningful. A black line has been used to separate the December 31, 1993 and the March 31, 1994 balance sheets to emphasize the fact that the March 31, 1994 balance sheet belongs to reorganized Lone Star, a different reporting entity than old Lone Star.

The company was under the protection of the Bankruptcy Court for the period from December 10, 1990 to April 14, 1994. During this period, the company was relieved from paying certain prepetition obligations and interest on substantially all of its debt, as well as receiving interest income on its cash balances. These benefits were partly offset by Chapter 11 professional fees and administrative expenses. As a result of the effectiveness of the plan, future cash flows from operations will no longer include benefits from operating under the protection of Chapter 11.

Cash outflows from operating activities of $21.4 million in the first quarter of 1994 reflect the funding of operating requirements, and expenses for professional fees and administrative costs associated with the reorganization which were paid or put in escrow.

During  the first quarter of 1994, the company used $4.4  million
for   investing   activities,  primarily   representing   capital
expenditures, partly offset by proceeds from the sale of a former cement plant site in March 1994.

The  company  is  subject  to  federal,  state  and  local  laws, regulations and ordinances pertaining to the quality and protection of the environment. Such environmental regulations not only affect the company's operating facilities but also apply to closed facilities and sold properties. While it is not possible at this time to assess accurately their expected impact on the company, the capital, operating and other costs of compliance with applicable environmental requirements (currently in effect or likely to be in effect in the future) could be substantial (See Note 13).

In early March 1994, the company, along with other cement companies, received a civil investigative demand from the Atlanta, Georgia Regional Office of the U.S. Department of Justice Antitrust Division. The investigation concerns possible violations of Section 1 of the Sherman Antitrust Act (price fixing and market allocation) by cement sellers on a nationwide basis and seeks company records relating to its cement business. The company has a long-standing policy of complying with the letter and spirit of the antitrust laws and intends to fully cooperate with the investigation.

In 1989 Lone Star and its subsidiary filed a plenary action in the Maryland Federal District Court, and third party complaints in other actions, against Northeast Cement Co. and its affiliates, Lafarge Corporation and Lafarge Canada, Inc., alleging breach of warranties in connection with the purchase from Northeast Cement Company by Lone Star's subsidiary of the cement used to manufacture substantially all of the crossties involved in the railroad crosstie litigation proceedings and claiming a fraudulent sale of defective cement. On April 7, 1994 the Fourth Circuit Court of Appeals vacated the judgment of the District Court and remanded the case for a new trial on all issues relating to both liability and damages (See Note 14). The rights to any recovery of damages in this action have been assigned to a subsidiary of Rosebud pursuant to the plan of reorganization.